FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                        For the month of November, 2003

                           GRANITE MORTGAGES 02-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                            London EC2V 7EX, England
                    (Address of principal executive offices)


                        GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                    (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                            London EC3N 4HJ, England
                    (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes............No.......X...........

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                   GRANITE MORTGAGES 02-2 PLC


                                   By:        /s/  Clive Rakestrow
                                          ------------------------
                                   Name:  L.D.C. Securitisation Director
                                   No. 1 Limited by its authorized person
                                   Clive Rakestrow for and on its behalf
                                   Title:  Director
Date: 19 December 2003

                                   GRANITE FINANCE FUNDING
                                   LIMITED


                                   By:        /s/  Nigel  Charles Bradley
                                          -------------------------------
                                   Name:  Nigel Charles Bradley
                                   Title: Director
Date: 19 December 2003

                                   GRANITE FINANCE TRUSTEES
                                   LIMITED


                                   By:        /s/  Richard Gough
                                          ----------------------
                                   Name:  Richard Gough
                                   Title:  Director
Date: 19 December 2003

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 02-2 PLC
Monthly Report re: Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 November 2003 - 30 November 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                   186,320

Current Balance                              (GBP)13,694,898,654

Last Months Closing Trust Assets             (GBP)13,818,644,192

Funding share                                (GBP)12,733,905,268

Funding Share Percentage                           92.98%

Seller Share*                                (GBP)960,993,385

Seller Share Percentage                             7.02%

Minimum Seller Share (Amount)*               (GBP)376,645,649

Minimum Seller Share (% of Total)                   2.75%

Excess Spread last period annualised (% of Total)   0.12%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans
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                  Number        Principal(GBP)   Arrears(GBP) By Principal(%)

< 1 Month         183,708       13,522,195,659        0              98.74%

> = 1 < 3 Months   2,024          135,917,774     1,262,231           0.99%

> = 3 < 6 Months    459           28,671,700       686,544            0.21%

> = 6 < 9 Months     95           5,939,064        245,353            0.04%

> = 9 < 12 Months    22           1,436,033        88,343             0.01%

> = 12 Months        12           738,424          71,529             0.01%

Total             186,320         13,694,898,654  2,354,000         100.00%
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Properties in Possession
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                        Number         Principal(GBP)   Arrears (GBP)

Total(since inception)    82             4,361,178        179,863
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Properties in Possession                                     47

Number Brought Forward                                       25

Repossessed (Current Month)                                  22

Sold (since inception)                                       35

Sold (current month)                                         4

Sale Price / Last Loan Valuation                           1.07

Average Time from Possession to Sale (days)                 119

Average Arrears at Sale                              (GBP)2,017

Average Principal Loss (Since inception)*              (GBP)554

Average Principal Loss (current month)**               (GBP)741

MIG Claims Submitted                                         7

MIG Claims Outstanding                                       0

Average Time from Claim to Payment                          59
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.

**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

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                                           Number         Principal(GBP)

Substituted this period                    6,090         (GBP)499,999,907

Substituted to date(since 26 March 2001)  287,381      (GBP)21,658,382,742
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CPR Analysis

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                                           Monthly        Annualised

Current Month CPR Rate                      4.60%           42.70%

Previous Month CPR Rate                     4.74%           44.14%
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Weighted Average Seasoning (by value) Months                24.82

Weighted Average Remaining Term (by value) Years            19.93

Average Loan Size                                     (GBP)73,502

Weighted Average LTV (by value)                            74.53%

Weighted Average Indexed LTV (by value)                    60.13%

Fast Track (by value)                                      22.01%
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Product Breakdown

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Fixed Rate (by balance)                                    49.43%

Together (by balance)                                      27.17%

Capped (by balance)                                         1.76%

Variable (by balance)                                      20.78%

Tracker (by balance)                                        0.87%

Total                                                      100.0%
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Geographic Analysis

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                   Number       % of Total        Value (GBP)    % of Total

East Anglia         4,289           2.30%         313,613,179         2.29%

East Midlands      15,105           8.11%         975,076,784         7.12%

Greater London     23,171          12.44%       2,697,895,035        19.70%

North              26,462          14.20%       1,311,971,291         9.58%

North West         28,306          15.19%       1,657,082,737        12.10%

South East         29,565          15.87%       2,901,949,025        21.19%

South West         13,244           7.11%       1,055,876,686         7.71%

Wales               9,121           4.90%         524,514,618         3.83%

West Midlands      14,067           7.55%         954,534,436         6.97%

Yorkshire          22,990          12.34%       1,302,384,862         9.51%

Total             186,320           100%       13,694,898,654          100%
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LTV Levels Breakdown

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                                  Number          Value (GBP)      % of Total

0% < 25%                           6,010          232,813,277         1.70%

> = 25% < 50%                     22,453        1,526,981,200        11.15%

> = 50% < 60%                     14,553        1,190,086,693         8.69%

> = 60% < 65%                      8,397          724,460,139         5.29%

> = 65% < 70%                      9,770          861,409,125         6.29%

> = 70% < 75%                     15,424        1,261,300,166         9.21%

> = 75% < 80%                     13,235        1,232,540,879         9.00%

> = 80% < 85%                     14,258        1,151,740,977         8.41%

> = 85% < 90%                     30,478        2,062,451,737        15.06%

> = 90% < 95%                     38,616        2,662,288,298        19.44%

> = 95% < 100%                    12,979          780,609,223         5.70%

> = 100%                            147             8,216,939         0.06%

Total                             186,320      13,694,898,654        100.0%
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Repayment Method

-------------------------------------------------------------------------------
                                  Number         Value (GBP)      % of Total

Endowment                          31,230       2,178,858,376        15.91%

Interest Only                      14,159       1,583,130,284        11.56%

Pension Policy                        659          62,996,534         0.46%

Personal Equity Plan                1,377          95,864,291         0.70%

Repayment                         138,895       9,774,049,169        71.37%

Total                             186,320      13,694,898,654       100.00%
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Employment Status

-------------------------------------------------------------------------------
                                  Number        Value (GBP)       % of Total

Full Time                         166,434      11,920,039,788        87.04%

Part Time                           1,582          86,277,862         0.63%

Retired                               466          15,064,389         0.11%

Self Employed                      11,667       1,257,191,696         9.18%

Other                               6,171         416,324,919         3.04%

Total                             186,320      13,694,898,654       100.00%
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NR Current Existing Borrowers' SVR                  5.74%

Effective Date of Change                      1 December 2003
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Notes    Granite Mortgages 02-2 plc

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                Outstanding         Rating          Reference Rate       Margin
                                Moodys/S&P/Fitch

Series 1

A1                   $0            Aaa/AAA/AAA          1.27%             0.11%

A2              $1,135,000,000     Aaa/AAA/AAA          1.34%             0.18%

B                 $60,000,000       Aa3/AA/AA           1.53%             0.37%

C                 $88,000,000      Baa2/BBB/BBB         2.41%             1.25%

Series 2

A            (euro)1,085,000,000   Aaa/AAA/AAA          2.33%             0.19%

B              (euro)41,000,000     Aa3/AA/AA           2.51%             0.37%

C              (euro)53,000,000    Baa2/BBB/BBB         3.39%             1.25%

Series 3

A             (GBP)665,000,000     Aaa/AAA/AAA          3.96%             0.19%

B              (GBP)25,000,000       Aa3/AA/AA          4.14%             0.37%

C              (GBP)33,000,000      Baa2/BBB/BBB        5.02%             1.25%
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Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B Notes ((GBP)Equivalent)                (GBP)90,075,869            3.90%

Class C Notes ((GBP)Equivalent)                (GBP)123,900,819           5.37%
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                                                             % of Funding Share

Class B Notes ((GBP)Equivalent)                   (GBP)90,075,869         0.71%

Class C Notes ((GBP)Equivalent)                   (GBP)123,900,819        0.97%
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Granite Mortgages 02-2 Reserve Fund Requirement   (GBP)39,000,000         0.31%

Balance Brought Forward                           (GBP)39,000,000         0.31%

Drawings this Period                                  (GBP)0              0.00%

Excess Spread this Period                          (GBP)1,317,097         0.01%

Funding Reserve Fund Top-up this Period*          -(GBP)1,317,097        -0.01%

Current Balance                                   (GBP)39,000,000         0.31%
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Funding Reserve Balance                      (GBP)24,525,584              0.19%

Funding Reserve %                                   0.6%                   NA
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*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom